# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002093607
Persons authorized to receive notices and communications: Benjamin Zeliger, Roaring Fork Trust Company, Inc., 212 S. Main Avenue, Suite #147, Sioux Falls, South Dakota (SD), 57104, (212) 572-4352

## Reporting persons
- Roaring Fork Trust Company, Inc. (CIK 0002093607): type of reporting person: corporation (CO); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10, 11, and 13: For all cover pages of this Schedule 13D, see Item 5 of this Schedule 13D.
- The LAL 2015 ELF Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Evelyn H. Lauder 2012 Marital Trust Two: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Comment: This Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Roaring Fork Trust Company, Inc. ("RFTC"), The LAL 2015 ELF Trust ("ELF"), and the Evelyn H. Lauder 2012 Marital Trust Two ("MT2"). Each is a "Reporting Person" and collectively, are the "Reporting Persons" hereunder. RFTC is a corporation organized under the laws of South Dakota. RFTC's principal business is as a private trust company, and it serves as the trustee of ELF and MT2. ELF and MT2 are trusts (each a "Trust" and collectively, the "Trusts") established under New York law by Leonard A. Lauder ("LAL"). LAL passed away on June 14, 2025. Certain information regarding the directors and executive officers of RFTC is set forth in Exhibit 99.1 of this Schedule 13D and is hereby incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any of the persons listed in Exhibit 99.1 of this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Persons nor any of the persons listed in Exhibit 99.1 of this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the persons listed in Exhibit 99.1 of this Schedule 13D is a citizen of the United States of America.

A joint filing agreement among the Reporting Persons pursuant to Rule 13d-1(k)(1) under the Act is included as Exhibit 99.2 to this Schedule 13D.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 5(c) and Exhibit 99.1 of this Schedule 13D is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 4, 2025, ELF and MT2 entered into an Underwriting Agreement ("Underwriting Agreement") with J.P. Morgan Securities LLC (the "Underwriter"), the Issuer, and another selling stockholder pursuant to which ELF and MT2 agreed to sell 5,670,000 shares and 2,845,283 shares, respectively, of Class A Common Stock to the Underwriter at a price of $89.70 per share, in a registered public offering, subject to the terms and conditions of such agreement. The closing of the transaction occurred on November 6, 2025. In connection with the Underwriting Agreement, also on November 4, 2025, each of ELF and MT2 entered into a Lock-up Agreement ("Lock-up Agreement") with the Underwriter, pursuant to which each agreed, with limited exceptions, for a period of 90 days after November 4, 2025, not to, among other things, offer, pledge, sell, or otherwise transfer or dispose of any shares of Class A Common Stock or securities convertible into Class A Common Stock, without the prior consent of the Underwriter.

ELF and MT2 intend to use the proceeds from the underwritten sale to satisfy certain estate tax obligations arising as a result of LAL's death and for expenses of trust administration, and may temporarily invest amounts not immediately needed for these purposes.

The information set forth in Item 5(c) and Exhibit 99.1 of this Schedule 13D is hereby incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof and giving effect to a consummation of the sale to the Underwriter described in Item 4 of this Schedule 13D, the Reporting Persons beneficially owns zero shares of Class A Common Stock.

The information set forth in Exhibit 99.1 of this Schedule 13D is hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Class A Common Stock were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.1 to this Schedule 13D, during the past 60 days preceding the filing date of this Schedule 13D, except (i) as disclosed in Item 4 and Exhibit 99.1 to this Schedule 13D, (ii) on November 3, 2025, each of ELF and MT2 entered into a Redemption Agreement (each, a "Redemption Agreement") with LAL Family Partners, L.P. ("LALFP") pursuant to which LALFP redeemed each of ELF's and MT2's limited partnership interest in LALFP in exchange for 5,670,000 shares and 2,845,283 shares, respectively, of Class B Common Stock, par value $0.1 per share ("Class B Common Stock"), of the Issuer, based on price of $89.52 per share (the "Class B Shares"), and (iii) on November 4, 2025, each of ELF and MT2 converted such Class B Shares into an equal number of shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of ELF and MT2 do not have the right to, but may receive (at the discretion of the trustee, RFTC), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 4, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with entering into a Redemption Agreement, on November 3, 2025, each of ELF and MT2 became party to the Stockholders' Agreement dated November 22, 1995, as amended (the "Stockholders' Agreement"), among the parties listed on Exhibit 12 attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote their shares in favor of the election of (a) William P. Lauder, Gary M. Lauder or a designee in lieu of one of them and (b) Ronald S. Lauder (or for one of his daughters), and one person, if any, designated by Ronald S. Lauder as a director of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.

The information set forth in Items 2 and 4 and Exhibit 99.1 of this Schedule 13D is hereby incorporated herein by reference. The descriptions of the Underwriting Agreement, each Lock-up Agreement, each Redemption Agreement, and the Stockholders' Agreement set forth in Item 4 and Item 5(c) of this Schedule 13D and in the this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are included as Exhibits 1 through 11 hereto, and are hereby incorporated herein by reference.

The foregoing descriptions and exhibits hereto have been included pursuant to the requirements of Schedule 13D. These documents contain representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in each document have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such documents or such other date as is specified therein; and may have been included in such documents for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, these documents are included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Underwriting Agreement, dated November 4, 2025, with J.P. Morgan Securities LLC. (including as Exhibit B thereto, the form of Lock-Up Agreement).

Exhibit 2 Redemption Agreement, dated November 3, 2025, by and between ELF and LAL Family Partners, L.P.

Exhibit 3 Redemption Agreement, dated November 3, 2025, by and between MT2 and LAL Family Partners, L.P.

Exhibit 4 Stockholders' Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2003)*

Exhibit 5 Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)*

Exhibit 6 Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996)*

Exhibit 7 Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)*

Exhibit 8 Amendment No. 4 to Stockholders' Agreement (filed as Exhibit 10.1d to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2000)*

Exhibit 9 Amendment No. 5 to Stockholders' Agreement (filed as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2002)*

Exhibit 10 Amendment No. 6 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004)*

Exhibit 11 Amendment No. 7 to Stockholders' Agreement (filed as Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009)*

Exhibit 12 List of Parties to the Stockholders' Agreement (as of November 3, 2025).

Exhibit 99.1 Certain information regarding Directors and Executive Officers of the Trustee

Exhibit 99.2 Joint Filing Agreement among the Reporting Persons

* Incorporated herein by reference.

## Signatures
- Roaring Fork Trust Company, Inc.: /s/ Benjamin Zeliger, Benjamin Zeliger/President (11/06/2025)
- The LAL 2015 ELF Trust: /s/ Benjamin Zeliger, Roaring Fork Trust Company, Inc., trustee, Benjamin Zeliger/President (11/06/2025)
- Evelyn H. Lauder 2012 Marital Trust Two: /s/ Benjamin Zeliger, Roaring Fork Trust Company, Inc., trustee, Benjamin Zeliger/President (11/06/2025)